UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NEOFORMA, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           --------------------------
                         (Title of Class of Securities)

                                   640475 10 7
                             ----------------------
                                 (CUSIP Number)

                         KARIN LINDGREN, GENERAL COUNSEL
                       UNIVERSITY HEALTHSYSTEM CONSORTIUM
                           2001 SPRING ROAD, SUITE 700
                               OAK BROOK, IL 60523
                                 (630) 954-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 11, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

1          NAME OF REPORTING PERSONS,
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) UNIVERSITY HEALTHSYSTEM CONSORTIUM; 36-3740243

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                           (a)/ /
                                                                        (b)/ /

3          SEC USE ONLY

4          SOURCE OF FUNDS (See Instructions)
           N/A

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  /_/

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           ILLINOIS
                                          7            SOLE VOTING POWER
NUMBER OF SHARES                                       2,130,301
BENEFICIALLY
OWNED BY                                  8            SHARED VOTING POWER
EACH                                                   0
REPORTING
PERSON                                    9            SOLE DISPOSITIVE POWER
WITH                                                   2,130,301

                                          10           SHARED DISPOSITIVE POWER
                                                       0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,130,301

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (See Instructions)                      /_/

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.64% (Based on 20,020,000 shares of Neoforma, Inc. common stock estimated to be outstanding)

14         TYPE OF REPORTING PERSON (See Instructions)
           CO

This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") filed by University HealthSystem Consortium, an Illinois not for profit corporation ("UHC"), as initially filed on Schedule 13D on February 5, 2001, and as amended by Amendment No. 1 on September 11, 2003, and as further amended by Amendment No. 2 on January 18, 2005 relates to shares of common stock, par value $.001 per share ("Common Stock"), of Neoforma, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at



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

3061 Zanker Road, San Jose, California 95134. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

                       Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

                       UHC has retained Lazard Freres & Co. as its financial advisor to assist UHC in considering alternatives involving the Issuer. There can be no assurance that any transaction involving the Issuer will occur, or, if so, on what terms.

                       UHC has entered into the Waiver Amendment defined and described in Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  As a result of engaging Lazard Freres & Co. pursuant to an agreement to which VHA, Inc. is also party, UHC may be deemed to be the beneficial owner of the shares of capital stock owned by VHA, Inc. UHC disclaims beneficial ownership of such shares of capital stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

                  Pursuant to Amendment No. 1 to Waiver dated April 7, 2005 amending the Waiver dated January 7, 2005 (the "Waiver Amendment") among Issuer, UHC and VHA, Inc. ("VHA"), the Issuer, VHA and UHC agreed to extend the termination date of certain provisions of such Waiver to July 7, 2005.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  References to and descriptions of the Waiver Amendment as set forth herein are qualified in their entirety by reference to the copy of the Waiver Amendment attached hereto in Exhibit 1 and incorporated herein in its entirety where such references and descriptions appear.

Exhibit 1 - Amendment No 1. to Waiver dated as of April 7, 2005 among UHC, VHA, Inc. and the Issuer.

                            [Signature on next page]



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

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated:  April 11, 2005

                                      UNIVERSITY HEALTHSYSTEM CONSORTIUM


                                 By:  /s/ Mark Mitchell
                                      ------------------------------------------
                                      Mark Mitchell, its Vice President, Finance



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